SI  'N

17009621

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68291

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valor Financial Securities, Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

521 WEST CENTRAL AVENE

(No. and Street)

WINTER HAVEN	FLORIDA	33880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLINTON WILLIAMS   863-294-3361

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUM & COMPANY, P.A. CERTIIFIED PUBLIC ACCOUNTANTS

(Name – *if individual, state last, first, middle name*)

1688 MERIDIAN AVENUE, SUITE 504	MIAMI BEACH	FLORIDA	33139
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clinton Williams _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valor Financial Securities LLC _____ , as of December 31 _____, 20 16 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                            Signature

                                                            FinOp
                                                            _____
_____   Title
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VFS **Valor Financial Securities LLC**
Member FINRA, SIPC

521 West Central Avenue
Winter Haven, FL 33880
863-294-2847
863-294-6657 Fax

March 6, 2017

SEC
Mail Processing
Section

Via UPS OVERNIGHT

MAR 0 7 2017

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549   RE: Valor Financial Securities, CRD #150726

Washington DC
406

Dear Sir or Madam:

It was brought to my attention that two pages that we included with our electronic submissions to FINRA of the Confidential Report and Statement of Financial Condition for the year ending December 31, 2016, may not have been attached to the paper mailing we submitted to you. These two pages are the Annual Audited Report Facing Page and the Oath or Affirmation Page.

We have included two sets of copies of these pages for the Confidential Report and two sets of copies of these pages for the Statement of financial condition. I apologize for this inconvenience.

If you have any questions, please contact me at 863-294-3361.

Thank you.

Sincerely,

Patricia G. Wells
Managing Member

VALOR FINANCIAL SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

TABLE OF CONTENTS

	PAGE

Report of Independent Registered Public Accountant	1 - 2
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4 - 8

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

BAUM & COMPANY, P.A.
Certified Public Accountants
1688 Meridian Avenue, Suite 504
Miami Beach, Florida 33139
joel@jbaumcpa.com
(954)752-1712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Valor Financial Securities LLC
Winter Haven, Florida

We have audited the accompanying financial statements of Valor Financial Securities LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Valor Financial Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Valor Financial Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The report includes the following supplemental schedules: Schedule I - Statement of computation of net capital requirements, Schedule II – Statement of Computation of basic capital requirements, Schedule III – Reconciliation of net capital, Schedule IV – Computation of aggregate indebtedness has been subjected to audit procedures performed in conjunction with the audit of Valor Financial Securities LLC 's financial statements.

The supplemental information is the responsibility of Valor Financial Securities LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in comformity with Rule 17a-5 of the Securities and Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baum & Company, P.A.
Miami Beach, Florida
February 15, 2017

Baum & Company PA

Valor Financial Securities LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$15,127
Due from clearing broker	$108,428
Deposit with clearing broker	$100,000
Prepaid expenses	$13,253
Commissions receivable	$6,736
Other assets	$3,000
Total Assets	$246,544

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accrued clearing costs	$33,836
Other accrued expenses and liabilities	$17,263
Total liabilities	$51,099

MEMBERS' EQUITY	$195,444
Total liabilities and Members' equity	$246,543

The accompanying notes are an integral part of these financial statements.

Valor Financial Securities LLC
Notes to Financial Statements
December 31, 2016

NOTE 1 – <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING</u>

A. Nature of Business.
   Valor Financial Securities LLC (the "Company") is a broker/dealer registered with the
   Securities and Exchange Commission and member of the Financial Industry Regulatory
   Authority, Inc. The Company primarily serves individual and institutional customers in
   the state of Florida. The Company was approved for membership in FINRA and
   commenced its securities operations on November 5, 2009. The Company is engaged in
   the general retail securities business and deals primarily in mutual funds and variable
   annuities.

B. Cash Equivalents
   For purposes of reporting cash flows, cash and cash equivalents may include money
   market accounts, certificates of deposits and any highly liquid debt instruments purchased
   with a maturity of six months or less.

C. Income Taxes
   The Company is organized as a limited liability company and is not subject to federal or
   state income taxes. Accordingly, a provision for income taxes has not been recorded in
   the accompanying financial statements. Income, gains and losses are allocated and
   reported to the Company's owners.

   The Company is required to determine whether a tax position is more likely than not to
   be sustained upon examination by the applicable taxing authority, including resolution of
   any tax related appeals or litigation processes, based on the technical merits of the
   position. The Company files an income tax return in the U.S. federal jurisdiction, and
   may file income tax returns in various U.S. states. The Company is not subject to income
   tax return examinations by major taxing authorities for years before 2011. The tax
   benefit recognized is measured as the largest amount of benefit that has a greater than
   fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a
   tax benefit previously recognized results in the Company's recording a tax liability that
   reduces net assets. However, the Company's conclusions regarding this policy may be
   subject to review and adjustment at a later date based on factors including but not limited
   to on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2016.

D. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2016 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

E. Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are posted to Company's ledgers monthly when the clearing broker remit their monthly statements. The Company received commission and 12b-1 fees from various mutual fund and insurance companies.

F. Recent Accounting Pronouncements

The Company upon review of recently issued accounting pronouncements to have a significant impact on the Company's result of operations, financial position or cash flows for the year ended December 31, 2016.

In July 2013, the SEC issued Release No. 34-70073, Broker-Dealer Report, and Release No. 34-70072, Financial Responsibility Rules for Brokers-Dealers, which amended the broker-dealer reporting rules under the Securities Exchange Act of 1934. The Company has enacted the provisions applicable to their operations.

The Dodd-Frank amended SOX to give the PCAOB full oversight authority over audits of all broker-dealers including non-issuers and private companies, which include standard setting, inspection, and enforcement. Additionally, this provision requires that all audits, for periods ending on or after June 1, 2014, be performed in accordance with standards issued by the PCAOB.

NOTE 2 – NET CAPITAL REQUIREMENT

FINRA imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital.

NOTE 3 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its customer's obligation. In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. The Company also maintains its cash balance in a financial institution which at times may exceed federally insured limits. As of December 31, 2016, the Company held no cash in excess of the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

NOTE 4 – SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors have been omitted as the Company has no such liabilities.

NOTE 5 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 6 – COMMITMENTS

The Company leases its Winter Haven office space from a related party on a month-to-month basis. Total rental expenses for the lease were $11,400 for the year ended December 31, 2016.

NOTE 7 – CLEARING AGREEMENT

The Company, under Rule 15d2-3(k)(2)(ii), is exempt from the reserve requirement and possession and control requirements of Rule 15c3-3 of the Securities and Exchange Act. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirement of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily

incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the self-regulatory organizations of which the Company is a member.

Pursuant to the clearing agreement with the clearing broker-dealer, a deposit of $100,000 is being held as a deposit account at the clearing broker-dealer as of December 31, 2016, to offset unsecured customer debits. In accordance with the agreement, the broker-dealer is assessed additional clearing charges if certain levels are not met. The balance accrued as of December 31, 2016, is $33,836.

NOTE 8 – RELATED PARTIES

The Company leases its Winter Haven office space from a related party on a month-to-month basis. Total rental expenses for the lease were $11,400 for the year ended December 31, 2016.

The company does not provide advances to employees and does not lend money to employees.

NOTE 9 – CONCENTRATION OF RISK

The Company is engaged in various trading and brokerage activities as an introducing broker-dealer. In the event that certain counterparties do not fulfill their obligations, the Company may be exposed to risk.

NOTE 10 – FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The Company measures assets and liabilities at fair value based on an expected exit price which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:

Level 1: Observable inputs that reflect prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets, inputs other

derived principally from or corroborated by observable market data by correlation or other mean.

Level 3: Unobservable inputs reflecting the Company's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonable available. The Company's financial instruments consisted primarily of accounts payable, accrued liabilities, and amounts due to related parties. There is no debt. If there were, the Company debt would approximate fair value based upon current borrowing rates available in the Company for debt with similar maturities. The carrying amounts of the Company's financial instruments generally approximate their fair value as of December 31, 2016, due to the short-term nature of these instruments.

NOTE 11– SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events February 15, 2017, the date that the financial statements were available for issue. The evaluation did not identify any transactions or notes that required disclosures and/or adjustments.